

Mail Stop 3561

December 16, 2015

Christopher Pappas
Chief Executive Officer
The Chefs' Warehouse, Inc.
100 East Ridge Road
Ridgefield, CT 06877

> **Re:** **The Chefs' Warehouse, Inc.**
> **Form 10-K for the Fiscal Year Ended December 26, 2014**
> **Filed March 11, 2015**
> **Form 10-Q for the Quarterly Period Ended September 25, 2015**
> **Filed November 4, 2015**
> **File No. 001-35249**

Dear Mr. Pappas:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 26, 2014

Item 6. Selected Financial Data, page 31

1. Please revise future filings to include a discussion of business combinations that have materially affected the comparability of the information included in selected financial data as required by Instruction 2 to Item 301 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

2. We note your disclosure in multiple sections of your Form 10-K regarding your direct-to-consumer business, such as the Overview section on page 33 and within the Seasonality section on page 44. Please tell us whether the revenues and costs associated with this

business are material to an understanding of your results of operations and if this business exhibits similar or different growth, margin, and other economic characteristics as compared to your primary distribution business. Please also tell us how you considered this business from an MD&A disclosure perspective. Refer to Item 303(A)(3) of Regulation S-K.

Fiscal Year Ended December 26, 2014 compared to Fiscal Year Ended December 27, 2013

Net Sales, page 38

3. In your analysis, you often attribute changes in your results of operations to a combination of several factors. For example, you disclose that net sales increased 24.2% due to organic sales growth and the acquisitions of Euro Gourmet, Allen Brothers and Qzina. In future filings, when you list multiple factors that contribute to changes in your results of operations, please quantify, if possible, the impact of each material factor that you discuss to provide investors with better insight into the underlying reasons behind such changes. Refer to Item 303(a)(3) of Regulation S-K, Section III.D of Release No. 33-6835. Please tell us what this disclosure will look like.

4. We note your quantification on pages 38 and 39 of your Form 10-K, as well as on page 19 of your Form 10-Q for the quarterly period ended September 25, 2015, of the negative impact of severe weather on your net sales. To the extent you continue to include similar quantification of severe weather in future filings please also disclose how you quantified the impact.

Liquidity and Capital Resources, page 40

5. We note your disclosure in Note 10 to your Consolidated Financial Statements that you are in compliance with all financial covenants under your debt instruments. To ensure clarity, in future filings please include such disclosure here as well.

Item 8. Consolidated Financial Statements and Supplementary Data

Consolidated Statements of Operations and Comprehensive Income, page 48

6. We note your disclosure of the number of weighted average common shares outstanding for fiscal 2014. Please explain to us why the 24.6 million shares used to calculate basic EPS is smaller than the number of shares outstanding at the beginning of the fiscal year minus all reductions to shares outstanding that occurred during the fiscal year as reflected in your statement of changes in stockholders' equity.

Notes to Consolidated Financial Statements

Note 1 – Operations and Basis of Presentation, page 51

7. We note the disclosure of the primary geographic markets you serve on page 8, and we note that several markets are in Canada. Please tell us where you have made the disclosures required by ASC 280-10-50-41. If the revenue from Canadian customers or the long-lived assets located in Canada were not material during the years presented, explain this to us in detail.

Note 2 – Summary of Significant Accounting Policies, page 51

8. We note your disclosure that you classify "protein processing costs" within operating expenses. If these costs are material, please tell us in detail what these costs represent and how you determined they should be classified as operating expenses. If these costs are necessary to bring your inventory to the condition in which it is sold, tell us how you considered whether these costs should be classified as inventory and/or cost of sales. Examples of the types of costs classified as protein processing costs may assist our understanding.

9. It appears that you classify shipping and handling costs within operating expenses. If our assumption is correct, please tell us how you considered quantifying the amount of such costs as required by ASC 605-45-50-2.

Note 16 – Commitments and Contingencies

Legal Contingencies, page 65

10. You disclose that you have identified certain other legal matters where you believe an unfavorable outcome is reasonably possible. Please tell us whether your disclosure in the remainder of that paragraph is intended to convey that you do not believe there is a reasonably possibility of material loss or loss in excess of the amount you have accrued. If not, please tell us how you have complied with ASC 450-20-50-3 through 50-5.

Form 10-Q for the Quarterly Period Ended September 25, 2015

Item 1. Condensed Consolidated Financial Statements (unaudited)

Notes to Condensed Consolidated Financial Statements

Note 3. Fair Value Measurements; Fair Value of Financial Instruments

Fair Value of Financial Instruments, page 10

11. You disclose that the carrying amount of your senior secured notes, convertible subordinated notes, capital leases and software financing arrangements at September 25, 2015 and December 26, 2014 approximate fair value as the interest rate you obtained approximates the prevailing interest rates for similar products. In addition to interest rates, please tell us what other inputs to your fair value measurements of the material aforementioned financial instruments are significant to your estimate of their fair value. In this regard, we note you issued convertible subordinated notes during the period ended September 25, 2015. Additionally, please tell us how you complied with the requirements of ASC 825-10-50-10, including disclosing the level of the fair value hierarchy within which the fair value measurements are categorized.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, page 23

12. Please revise future filings to provide management's insight into the underlying reasons for changes in your cash flows from operations and to better explain the variability in these cash flows, particularly as it relates to your working capital, rather than merely reciting the information seen on the face of your cash flow statement. Refer to Section IV of our Release 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or me at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Mike Kennedy, Staff Attorney, at (202) 551-3832 or Lilyanna Peyser, Special Counsel, at (202) 551-3222 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products